Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio amounts)

	Quarter Ended September 30,		Period Ended September 30,
	2004	2003	2004	2003
Net Income	$10,797	$10,987	$33,181	$33,489
Additions:
Fixed charges
Interest expense	8,760	7,401	25,949	22,029
Capitalized interest	156	77	488	163

	8,916	7,478	26,437	22,192

Deductions:
Capitalized interest	(156)	(77)	(488)	(163)

Adjusted earnings	$19,557	$18,388	$59,130	$55,518

Fixed Charges (from above)	$8,916	$7,478	$26,437	$22,192
Ratio of Earnings to Fixed Charges	2.2x	2.5x	2.2x	2.5x